Points International Ltd. Reports April 2007 Business Metrics

TORONTO, May 14, 2007, Points International Ltd. (TSX: PTS; OTCBB: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today its monthly business metrics for the month of April 2007. The Company reported a 22% year-over-year increase in overall points/miles transacted for the month of April, bringing cumulative points/miles transacted to 26.7 billion.

Other April highlights include:

  Points/miles transacted by Private Branded Channels increased 32% year-over-year bringing cumulative points/miles transacted to 23.7 billion.

  Points/miles transacted by Points.com declined 23% year-over-year. Cumulative points/miles transacted reached 3.0 billion, an 81% increase year-over-year.

  Cumulative registered users on Points.com increased 36% year-over-year to 1.7 million.

Points International Ltd.
 Business Metrics
			Apr-07 vs.		Apr-07 vs.
	Apr-07	Mar-07	Mar-07	Apr-06	Apr-06

TOTAL ALL CHANNELS

Points/Miles Transacted	750,954,223	941,354,622	-20%	615,016,946	22%
# of Points/Miles Transactions	80,281	91,546	-12%	76,366	5%
Cumulative Points/Miles Transacted	26,669,331,216	25,918,376,993	3%	17,917,329,652	49%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	663,465,297	836,077,600	-21%	501,195,667	32%
# of Points/Miles Transactions	74,981	85,910	-13%	67,912	10%
Cumulative Points/Miles Transacted	23,667,632,249	23,004,166,952	3%	16,262,404,278	46%

POINTS.COM CHANNELS

Points/Miles Transacted	87,488,926	105,277,022	-17%	113,821,279	-23%
# of Points/Miles Transactions	5,300	5,636	-6%	8,454	-37%
Cumulative Points/Miles Transacted	3,001,698,967	2,914,210,041	3%	1,654,925,374	81%
Cumulative Registered Users	1,659,988	1,623,897	2%	1,220,731	36%

"We started the second quarter with another month of strong growth. Total points/miles transacted increased 22% year-over-year, as we continued to focus on driving activity across our private branded channels. Due to our traditional seasonality and some specific partner activity, transactions were softer versus March 2007, a particularly strong month," commented Rob MacLean, Chief Executive Officer of Points International. "Our Private Branded Channel activity was very strong with points/miles transacted increasing 32% year-over-year. The average transaction size was approaching 9,000 points/miles, remaining very robust. Our newer partners, including Marriott, continue to contribute nicely and have moved beyond their launch periods into a more steady state growth trajectory."

Mr. MacLean continued, "Points.com channels saw reduced transactions as we focused our efforts on activity on the site versus external marketing. Conversion rates remain as expected, and activity measures on the site remain positive with average transaction size up 20% versus last year. We believe our upcoming launch of ‘Book with Points" this quarter and our planned peer-to-peer product, GMX, in the second half of the year will have a positive impact on the Points.com channel beginning near the end of the second quarter and continuing throughout the remainder of the year."

Points International will continue to report business metrics on a monthly basis. The Business metrics can also be found on the Investor relations section of our website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to our objectives, strategic plans and business development goals and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions and can generally be identified by words such as "will", "may", "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Company's expectations, estimates and projections regarding future events. Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the Company's Annual Information Form filed with applicable securities regulators and the factors detailed in the Company's other filings with applicable securities regulators, including the factors detailed in the Company's annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance.

The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law.

CONTACT:
Anthony Lam	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6382	(310) 954-1100
anthony.lam@points.com	allyson.pooley@icrinc.com